Terren O’Connor

+1 858 550 6100

toconnor@cooley.com

August 24, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Gary Newberry

Kevin Vaughn

Joshua Gorsky

Margaret Schwartz

Re:	RayzeBio, Inc.

Amendment No. 3 to Draft Registration Statement on Form S-1

Submitted August 4, 2023

CIK No. 0001825367

Ladies and Gentlemen:

On behalf of RayzeBio, Inc. (the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated August 18, 2023 (the “Comment Letter”) with respect to the Company’s third amendment to Draft Registration Statement on Form S-1 (the “Third Amended DRS”), confidentially submitted to the Commission on August 4, 2023.

In response to the Comment Letter, the Company has revised the Third Amended DRS and filed a Registration Statement on Form S-1 on August 24, 2023 (the “Registration Statement”) with this response letter.

The numbering of the paragraphs below correspond to the numbering of the comments in the Comment Letter, which for your convenience we have incorporated into this response letter in italicized font. Page references in the text of this response letter correspond to the page numbers of the Registration Statement. Capitalized terms used in this response letter but not otherwise defined in this response letter shall have the meanings set forth in the Registration Statement.

Amendment No. 3 to Draft Registration Statement on Form S-1, submitted August 4, 2023

Prospectus Summary, page 1

1.

We note your response to prior comment 4 and your revised disclosure on page 3 noting that the terms “partial response” and “objective response rate” are defined by “RECIST v1.1.” Please revise your disclosure further to specifically define these terms as they appear in RECIST v1.1.

Cooley LLP    10265 Science Center Drive San Diego, CA    92121-1117

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

August 24, 2023

Page Two

Response: The Company acknowledges the Staff’s comment and has accordingly updated the disclosure on pages 3 and 123 of the Registration Statement.

2.

We note your response to prior comment 3 and your disclosure that you “believe [you] have established a leadership position in the emerging radiopharmaceutical therapeutics modality through a product-centric approach and have created a pipeline of multiple drug and development candidates in therapeutic areas with significant market opportunities.” Please revise to describe what a product-centric approach means and how this differs from or is superior to the approach of your competitors such that you believe you are a leader in this space.

Response: The Company acknowledges the Staff’s comment and has accordingly updated the disclosure on pages 1, 103 and 119 of the Registration Statement.

Our Programs, page 2

3.

We note your response to prior comment 5. With respect to the SSTR2—RYZ101 for “other cancers” row, we note your added disclosure that you “are conducting analyses to assess SSTR2 expression in other cancers for purposes of determining whether any other cancers may be suitable for further development.” Please revise to state which cancers you are analyzing at this time and additional detail concerning your analyses conducted thus far. The “next generation binder” for “multiple cancers” row lacks both a drug candidate and a more specific indication than “multiple cancers,” you do not plan to nominate a development candidate for this program until mid-next year and there is little disclosure regarding this program. The “other” row similarly lacks a target, a drug candidate and a more specific indication than “multiple cancers” and has a “next anticipated milestone” of “n/a.” Please remove your “next generation binder” for “multiple cancers” row and “other” row for “multiple cancers” from the pipeline table as these programs continue to not appear sufficiently material. You may describe these in your disclosure, but they do not appear to be material enough for inclusion in the pipeline table.

Response: The Company acknowledges the Staff’s comment and has accordingly updated the disclosure on pages 2, 122 and 128 of the Registration Statement.

Phase 1b portion of the ACTION-1 trial in patients with GEP-NETs, page 129

4.

We note your response to prior comment 13 and your revised disclosure noting that the starting dose for this trial was selected “based on prior third party clinical experience with Ac225 DOTATE through academic clinical centers outside the United States via compassionate use.” Please revise this disclosure to provide further details about the “prior clinical experience” noted here, including, but not limited to, the data produced by those third parties.

Response: The Company acknowledges the Staff’s comment and has accordingly updated the disclosure on page 130 of the Registration Statement.

Cooley LLP    10265 Science Center Drive, San Diego, CA    92121-1117

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

August 24, 2023

Page Three

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any questions or comments concerning the Registration Statement or this response letter to me at (858) 550-6100, Carlos Ramirez at (858) 550-6157 or Charles S. Kim at (858) 550-6049.

Sincerely, /s/ Terren J. O’Connor Terren J. O’Connor Cooley LLP

cc:	Ken Song, M.D., RayzeBio, Inc.

Jeff Woodley, RayzeBio, Inc.

Carlos Ramirez, Cooley LLP

Charles S. Kim, Cooley LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP

Beth LeBow, Davis Polk & Wardwell LLP

Cooley LLP    10265 Science Center Drive, San Diego, CA    92121-1117

t: (858) 550-6000 f: (858) 550-6420 cooley.com